

Advantage Oil & Gas Ltd. – News Release

Advantage Announces 2010 Year End Financial Results
Glacier Production Exceeding 100 mmcf/d

March 22, 2011

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, March 22, 2011 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce the financial and operating results for the year ended December 31, 2010 and Glacier production now exceeding 100 mmcf/d.

Production Growth, Hedging and Reduced Costs Deliver Solid Financial and Operating Results

➢ Production for the fourth quarter of 2010 averaged 24,308 boe/d, an increase of 18% as compared to the fourth quarter of 2009, after adjusting for non-core asset dispositions. Advantage's daily production for 2010 exited at approximately 25,000 boe/d, exceeding our guidance of 24,000 boe/d due to stronger than expected well performance at Glacier. The Glacier gas plant expansion is now completed with production exceeding 100 mmcf/d and corporate production at approximately 30,000 boe/d.

➢ Funds from operations for the fourth quarter of 2010 increased 6% to $40.7 million or $0.25 per share, as compared to the $38.5 million or $0.23 per share for the third quarter of 2010. For the year ended December 31, 2010, funds from operations was $175.1 million or $1.07 per share, a decrease from $197.7 million or $1.29 per share during 2009 attributed primarily to asset dispositions completed during the last two years.

➢ For the three months and year ended December 31, 2010, our hedging program contributed a net gain of $9.8 million and $45.1 million to funds from operations, respectively. Advantage's hedging program has helped to stabilize and enhance our cash flow for capital reinvestment requirements.

➢ Operating costs for the fourth quarter of 2010 were $10.64/boe, a decrease of 3% as compared to $11.01/boe during the fourth quarter of 2009. Operating costs per boe for 2010 was $10.66/boe, a decrease of 12% as compared to $12.11/boe during 2009. Operating costs per boe have decreased considerably over the last several years as a result of the increasing contribution of low cost production from Glacier, the disposition of higher cost non-core assets, and the continued optimization of our other properties. We anticipate corporate operating costs will decline further in 2011 as a result of increased production at Glacier.

➢ The royalty rate for 2010 as a percentage of revenue was 14.0% as compared to 14.3% in 2009. For the fourth quarter of 2010, Advantage's royalty rate was 12.2% as compared to 13.8% for the fourth quarter of 2009. We anticipate that our corporate royalty rate will decline further due to increased production from Glacier where the effective royalty rate for a new Glacier Montney well is anticipated to be approximately 5% over the life of the well.

➢ Significant reductions in the average bank indebtedness during the last twelve months have led to a 31% decrease in total interest expense as compared to the prior year.

➢ As at December 31, 2010, Advantage's bank debt was $290.7 million on a credit facility of $525 million with an unutilized capacity of approximately $231.4 million. A total of $148.5 million of convertible debentures remain outstanding of which $62.3 million will mature in December 2011 and the balance of $86.2 million will mature in January 2015.

➢ Capital expenditures during the fourth quarter of 2010 amounted to $68.9 million for a total of $223.3 million for the year ended December 31, 2010. Approximately 86% of our 2010 capital program has been invested at Glacier where we successfully completed Phase II of our development program in the second quarter of 2010. The second half 2010 capital spending has been focused on our Phase III development program at Glacier which consisted of drilling 28 net (28 gross) horizontal wells and expanding our Glacier gas plant and gathering system capacity to 100 mmcf/d.

➤ Additional capital activities during 2010 included 3 net (3 gross) oil wells at Eyehill, 2.8 net (3 gross) oil and gas wells at Nevis, and 2.1 net (3 gross) oils wells at Sunset.

Glacier Production Exceeding 100 mmcf/d with Additional 100 mmcf/d of Production Capacity

➤ Production performance at Glacier has been higher than anticipated with natural gas production averaging 53.3 mmcf/d for the fourth quarter of 2010 and exiting 2010 at 60 mmcf/d (10,000 boe/d), which exceeded our guidance.

➤ Phase III activities at Glacier are now substantially complete and production is exceeding 100 mmcf/d, which has progressed ahead of schedule and on-budget.

➤ An additional 100 mmcf/d (16,667 boe/d) of production capacity currently exists and additional wells will be brought on-stream as required to offset declines and maintain production.

➤ Optimization of drilling and completion practices combined with improved geological knowledge at Glacier has significantly increased the horizontal well test rates through each of our development phases. The average test rate of the Upper Montney wells for Phase III was 8.4 mmcf/d with an average of 13 fracs per well, surpassing our expectations.

Impressive Glacier Netbacks Enhanced by Low Cost Structure

➤ Operating costs at Glacier are forecast to decrease from the $2.85/boe ($0.48/mcf) during the fourth quarter of 2010 to $1.80/boe ($0.30/mcf) at 100 mmcf/d due to efficiencies created by increasing the production rate through Advantage's 100% owned Glacier gas plant and the utilization of multi-well production well pads on our contiguous land block which simplifies field operations.

➤ All Montney horizontal wells drilled at Glacier after May 1, 2010 qualify for a royalty incentive of $2.7 to $3.4 million based on a typical Glacier Montney horizontal well (total length of 4,200 to 4,500 metres). As a result, the effective royalty rate for a new Glacier Montney well is anticipated to be approximately 5% over the life of the well.

➤ The attractive royalty rates and low operating costs significantly enhances the netback and drilling economics of all of our Glacier Montney drilling locations as indicated below:

	$/mcf	$/mcf	
Revenue (realized price)	$4.00	$5.00	
Royalties (5% royalty rate)	(0.20)	(0.25)	Operating netbacks exceed 87% of revenue
Operating costs	(0.30)	(0.30)	
Netback*	$3.50	$4.45	
Well Drilling Economics pre-tax rate of return *	>39%	>66%	

*Note: assumes 4.5 mmcf/d IP, 5 Bcf reserves & $5.5 million per well with total Glacier production of 100 mmcf/d

➤ Based on netbacks of $3.50/mcf and $4.45/mcf, annualized cash flows are projected to be approximately $128 million and $162 million respectively, which are in excess of estimated capital requirements to maintain a 100 mmcf/d production rate at Glacier.

➤ In summary, Glacier is a unique asset which provides the opportunity for Advantage to develop a large, scalable natural gas resource play which contains decades of drilling inventory and with one of the lowest cost structures in the Western Canadian Sedimentary Basin.

Commodity Hedging Program

➢ Advantage's hedging program includes 25% of our forecast net natural gas production for 2011 hedged at an average price of Cdn$6.30 AECO per mcf and 34% of forecast net crude oil production for 2011 at Cdn$88.90 per bbl.

➢ Additional details on our hedging program are available at our website at www.advantageog.com.

Creation of Longview Oil Corp.

➢ On March 7, 2011, Advantage announced that Longview Oil Corp. ("Longview"), a wholly-owned subsidiary of the Corporation, filed a preliminary prospectus on March 4, 2011 for an initial public offering (the "Offering"), which is targeted to raise gross proceeds of $150 million prior to an over-allotment option of up to 15% of the base offering size, exercisable 30 days following the closing of the Offering. The closing of the Offering is expected to occur in April, 2011. Concurrent with closing of the Offering, Longview will purchase certain oil-weighted assets from Advantage with fourth quarter 2010 average production of 6,220 boe/d (74% oil & NGLs), proved reserves of 20.1 mmboe and proved plus probable reserves of 36.9 mmboe.

➢ Advantage will receive consideration comprised of the net proceeds of the Offering, common shares of Longview and proceeds of $100 million to be drawn from an independent Longview credit facility to be established at closing. Advantage plans to use the cash proceeds from the transaction to reduce outstanding bank indebtedness. Advantage will retain an equity ownership interest of approximately 68% of the common shares of Longview (approximately 63% if the over-allotment option is exercised in full). The transaction is conditional upon customary industry conditions including the approval of the Board of Directors of Advantage. As a result of the successful completion of the transaction, historical financial and operating performance as well as forward-looking information may not be indicative of actual future performance.

➢ For further details, please refer to the press release issued by Advantage on March 7, 2011 and the preliminary prospectus filed by Longview on March 4, 2011, which are available at www.sedar.com and Advantage's website www.advantageog.com.

Looking Forward

➢ Drilling results at our cornerstone Glacier property have demonstrated that our Montney development is among the top tier natural gas resource developments in North America. The attractive cost structure at Glacier which includes low operating costs and low royalty rates combined with a multi-decade drilling inventory provides a strong foundation to drive future development beyond 100 mmcf/d of production.

➢ With the expansion of Glacier to 100 mmcf/d now completed, a review of well performance, facility capacity and actual costs will be undertaken by Advantage to assess the timing and capital requirements for the next phase of growth at Glacier.

➢ Advantage will provide additional corporate guidance and communicate future development plans on or about mid-year 2011.

Financial and Operating Highlights

Year ended December 31	2010	2009	2008	2007	2006
Financial ($000, except as otherwise indicated)					
Revenue before royalties [1]	**364,501**	429,492	741,962	557,358	419,727
per share [2]	**2.23**	2.80	5.32	4.66	5.18
per boe	**41.38**	43.70	62.82	50.97	48.41
Funds from operations	**175,139**	197,675	361,087	271,143	214,758
per share [2]	**1.07**	1.29	2.59	2.22	2.65
per boe	**19.88**	20.11	30.58	24.79	24.78
Net income (loss)	**(44,208)**	(86,426)	(20,577)	(7,535)	49,814
per share [2]	**(0.27)**	(0.56)	(0.15)	(0.06)	0.62
Expenditures on fixed assets	**223,308**	169,066	255,591	148,725	159,487
Working capital deficit [3]	**64,452**	48,809	62,959	22,754	41,191
Bank indebtedness	**290,657**	250,262	587,404	547,426	410,574
Convertible debentures (face value)	**148,544**	218,471	219,195	224,612	180,730
Shares outstanding at end of year (000)	**164,092**	162,746	142,825	138,269	105,390
Basic weighted average shares (000)	**163,467**	153,140	139,483	119,604	80,958
Operating					
Daily Production					
Natural gas (mcf/d)	**101,562**	104,527	122,878	116,998	94,074
Crude oil and NGLs (bbls/d)	**7,202**	9,508	11,793	10,462	8,075
Total boe/d @ 6:1	**24,129**	26,929	32,273	29,962	23,754
Average pricing (including hedging)					
Natural gas ($/mcf)	**5.45**	6.24	8.14	7.21	6.86
Crude oil and NGLs ($/bbl)	**61.85**	55.16	87.08	65.38	62.44
Proved plus probable reserves					
Natural gas (bcf)	**1,245.2**	1,140.2	704.3	546.4	442.7
Crude oil & NGLs (mbbls)	**36,760**	43,266	57,386	61,131	47,524
Total mboe	**244,291**	233,292	174,767	152,203	121,317
Reserve life index (years) [4]	**27.5**	28.2	15.2	12.1	11.4

(1) includes realized derivative gains and losses

(2) based on basic weighted average shares outstanding

(3) working capital deficit includes accounts receivable, prepaid expenses and
   deposits, accounts payable and accrued liabilities, distributions payable, and
   the current portion of capital lease obligations

(4) based on fourth quarter average production rates

Audited Consolidated Financial Statements and MD&A

Advantage's audited consolidated financial statements for the year ended December 31, 2010 together with the notes thereto, and Management's Discussion and Analysis for the year ended December 31, 2010 have been posted on our website at www.advantageog.com and filed under our profile on SEDAR (www.sedar.com).

For further information contact:


Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 -3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com


Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, future production; effect of increased production at Glacier on 2011 corporate operating costs; corporate royalty rates; the focus of capital expenditures; expansion of the Glacier gas plant production capacity; targeted production at Glacier; timing of drilling, completions and testing; drilling plans; expected operating costs at Glacier; expected royalty rate for a new Glacier Montney well; projected cash flows at Glacier; Advantage's hedging program and strategy; terms of the transaction with Longview Oil Corp., including the timing of completion thereof and the consideration to be received by Advantage from the sale of assets to Longview Oil Corp. including plans to use such consideration to reduce outstanding bank indebtedness; Advantage's objectives with respect to the Glacier property; timing of completion of current facilities and infrastructure expansion work in Glacier, Alberta; expected benefits to Advantage as a result of completion of the expansion at Glacier, Alberta; and effect on production once current facilities and infrastructure expansion work in Glacier, Alberta have been completed. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; competition from other producers; credit risk; individual well productivity; failure to received all required regulatory approvals for the transaction with Longview Oil Corp.; failure to complete the transaction with Longview Oil Corp.; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; receipt of all required regulatory approvals for the transaction with Longview Oil Corp.; and the impact of increasing competition.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial test production rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"TCF" stands for trillion cubic feet of natural gas.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under Canadian Generally Accepted Accounting Principles ("GAAP"). These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.